Joseph P. Galda

Direct Dial: (610) 458-6181

Email Address: jgalda@foxrothschild.com

May 1, 2012

Tetyana Aldave, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.- Registration Statement on Form S-3
Commission File No. 333-179868

Dear Ms. Aldave:

We are in receipt of your correspondence dated April 27, 2012 (the “SEC Comment Letter”) offering comments to Amendment No. 2 to the Registration Statement on Form S-3/A of Radiant Logistics, Inc. (the “Registrant”), submitted to the SEC on April 19, 2012 (the “Registration Statement”).

Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the SEC Comment Letter. The Registrant’s responses immediately follow each comment.

General

1. We note that all selling stockholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered by the selling stockholders.

Tetyana (Tonya) Aldave

May 1, 2012

Response:

The requested revisions have been made. Please see attached.

We believe that we have adequately responded to the outstanding comments. Please call me directly at (610) 458-6181 with any questions or additional comments. Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:  /s/ Joseph P. Galda

Joseph P. Galda